OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Karmies

973 S Ogden
Denver, CO 80209

https://karmies.com/

21276 shares of Class B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 227,659 shares of common stock ($106,999.73)

Minimum 21,276 shares of common stock ($9,999.72)

Company	Karmies Inc.
Corporate Address	973 S. Ogden, Denver, CO 80209
Description of Business	Karmies is a mobile content distribution platform that connect brands to mobile users by leveraging the over 6 billion emojis sent everyday. Karmies are special emojis because they are custom, interactive, and delivered right to the smartphone keyboard.
Type of Security Offered	Class B Common Stock
Purchase Price of Security Offered	$0.47 per share
Minimum Investment Amount (per investor)	$99.64

KARMIES PERKS:

It can take years to get a custom emoji approved, if it's approved at all. Not with Karmies. Invest in Karmies and get your very own custom, interactive emoji to share with friends or promote your business! (*see rules/restrictions)

$500 Level Investment Perk

The Personal Emoji - Get your very own emoji published!

Your emoji artwork comes alive. We make it interactive and distribute it across all of our platforms. We link your emoji to:

1. Customized info page where you can share a message about your emoji for all to see.
2. Secret Emoji feature which allows users to attach self-destructing messages and images.

Your emoji will be active for a minimum of 3 months.

$1,000 Level Investment Perk

The Surprise Emoji - Get your emoji discovered!

Same as above:

1. Customized info page where you can share a message about your emoji
2. Secret Emoji feature which allows users to attach self-destructing messages and images.

Plus:

- Choose up to 3 keywords for people to discover your emoji in auto-suggest.
- Enhanced info page with links added to a social media or webpage of your choice.

Your emoji will be available for a minimum of 3 months

$2,500 Level Investment Perk

The Professional Emoji

All the benefits of 1K investment:

1. Customized info page where you can share a message about your emoji
2. Secret Emoji feature which allows users to attach self-destructing messages and images.
3. Choose up to 3 keywords for people to discover your emoji in auto-suggest.
4. Enhanced info page with links added to a social media or webpage of your choice.

Plus:

- Links to videos, special offers.
- Maps/directions/ location page do people can find your business easily.
- Your emoji will be available for a minimum of 6 months.

$5,000 Level Investment Perk

The Small Business Emoji

All the benefits of 2,500K investment:

1. Customized info page where you can share a message about your emoji
2. Secret Emoji feature which allows users to attach self-destructing messages and images.
3. Choose up to 3 keywords for people to discover your emoji in auto-suggest.
4. Enhanced info page with links added to a social media or webpage of your choice.

5. Links to videos, special offers.
6. Maps/directions/ location page so people can find your business easily.

Plus:

- We will have artwork designed (up to 2 revisions).
- Your emoji will be available for a minimum of 1 YEAR.

$10,000 Level Investment Perk

The Professional Marketing + Campaign Package

All the benefits of 5K investment:

1. Customized info page where you can share a message about your emoji.
2. Secret Emoji feature which allows users to attach self-destructing messages and images.
3. Choose up to 3 keywords for people to discover your emoji in auto-suggest.
4. Enhanced info page with links added to a social media or webpage of your choice.
5. Links to videos, special offers.
6. Maps/directions/ location page so people can find your business easily.
7. We will have artwork designed (up to 2 revisions).
8. Your emoji will be available for a minimum of 1 YEAR.

Plus:

- Up to 12 campaign changes (1x per month) – Campaign changes can include premium category placement, premium keywords, change of content/specials, change of features as they are released.

$50,000 Level Investment Perk

The Expert Marketing Campaign Package

All the benefits of 10K investment:

1. Customized info page where you can share a message about your emoji.
2. Secret Emoji feature which allows users to attach self-destructing messages and images.
3. Choose up to 3 keywords for people to discover your emoji in auto-suggest.
4. Enhanced info page with links added to a social media or webpage of your choice.
5. Links to videos, special offers.
6. Maps/directions/ location page so people can find your business easily.
7. We will have artwork designed (up to 2 revisions)
8. Your emoji will be available for a minimum of 1 YEAR.
9. Up to 12 campaign changes (1x per month) – Campaign changes can include premium category placement, premium keywords, change of content/specials,

change of features as they are released.

PLUS:

- Receive your OWN interactive emoji keyboard for use in Apple iMessage with up to 10 custom emoji (up to 2 revisions). Use this to promote several products or brands. We'll layer them with Karmies technology and attach photos, videos, special offers, and locations. If you currently have your own iOS mobile app, we will bundle them as one app for you.

*All perks occur after the offering is completed. All emoji/sticker artwork and content attached must meet standards for general public distribution for all ages in iOS/Android app stores as well as Facebook.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Karmies is a mobile content distribution platform that leverages the over six billion emojis sent everyday. Our technology enables custom, interactive emojis and stickers to be delivered to mobile app keyboards on demand based on factors like geolocation and user preferences.

Karmies is a platform that:

- enables anyone to upload custom emojis and stickers with their own artwork
- make them interactive with features such as info, specials, or nearby locations
- distribute to millions of devices in seconds

For brands: this is a great way to reach users with content and measure the results

For publishers: this brings a great experience to their users plus the opportunity to monetize with brands and data

Karmies are available across platforms including iOS apps, Android apps, iMessage, and Facebook Messenger through native SDKs and a REST API.

We believe that Karmies is unlike any other product out there. It contains interactive emojis & stickers with multiple features. We have six publishers on four platforms and growing. We offer detailed analytics with segmented first and third party marketing data. It's monetizable with new emoji/sticker ad unit, revenue sharing across brands & publishers, data to marketers, custom apps & integrations.

Sales, Supply Chain, & Customer Base

Our customers are the people and brands that want their own interactive emoji distributed. Our partners are messaging platforms that want to add new functionality, fresh content, and user insights to their platforms while realizing incremental revenue with each branded emoji shared.

Liabilities

We have an ongoing liability with our patent portfolio in keeping up to date our trade secrets and every expanding as we value our technology assets.

Litigation

We have no past, currently pending or anticipated litigation or administrative proceedings.

Competition

Our business and products is competitive with established major mobile content distribution platforms and ad tech platforms and our name is relatively new to the industry but has been proving fast adoption as a unique emerging industry platform.

The team

Officers and directors

Megan Haines	Founder, CEO & Director
Dustin Mallory	Co-founder & CTO

Megan Haines
Megan is a passionate entrepreneur with the ability to will ideas into existence through sheer stubborn determination. If you want her to do something just tell her it's impossible! She has 20 years of experience in business development, product strategy, and sales, including launching new products across multiple verticals such as corporate change solutions, medical devices, and technology. Current and previous positions: Founder, CEO & Director - Karmies, Inc. Sept 2013 - present

Dustin Mallory
Dustin loves building great platforms and apps. His experience ranges from enterprise finance and healthcare to multiple early stage startups, blending delightful design

with rock solid engineering everywhere he goes. Along with Karmies his startup ventures have included Snowrise, Ibotta and MobileDay, and he was part of big serious teams at McKesson and Intuit prior to that. When he's not dreaming up apps and writing code you'll find him spending every hour he can with his wife and children in Boulder, usually running, hiking, or otherwise enjoying the outdoors. Current and previous positions: CTO, Karmies - 2016-2017 Founder, Snowrise - Mobile Retail Presence - 2017 Principal Mobile Engineer, Ibotta - Mobile Shopping - 2016 CTO, MobileDay - Mobile Conferencing - 2012-2016

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The Company is an early-stage venture with no guarantee of success.** The Company is an early-stage, start-up venture. Companies of this age have historically experienced a relatively high rate of failure due to such factors as shortage of funds, shortage of competent personnel, competition from larger companies, and general economic conditions. There can be no assurance that the Company will be successful or otherwise able to raise sufficient capital to continue operations or further develop the concepts outlined in the Offering Memorandum.
- **An investment in the Company contains a high degree of risk.** Because the Company is still an early-stage company with an inherent degree of risk, as a potential investor, you should be aware that an investment in the Company contains a very high degree of risk, and it is likely that no return will be achieved on sums invested and that you may lose your entire investment. Potential investors are encouraged to consult with appropriate legal and accounting advisors prior to considering an investment in the Company.
- **The Company will be highly dependent upon outside sources of working capital, and may lack the liquidity needed to execute its business plan.** The Company is dependent upon the successful completion of an equity capital financing or the securing of other funding in order to continue development and operations. The Company is only nominally capitalized and does not at this time maintain reserves of cash for continued operation. The Company must successfully complete its Class B Common Stock Financing and may need to raise additional equity or debt in the future, in order to operate and expand the business. There is no assurance that the Company can accomplish these objectives.
- **Investors may suffer future dilution.** The Company may raise additional capital in the future. In such event, existing members of the Company could suffer substantial dilution. Such future additional capital could be in the form of either voting or non-voting securities, or preferred or common stock. To the extent

that future preferred stock is issued in a financing, such preferred stock would likely have liquidation rights superior to the rights of existing stockholders, which could serve to further dilute the holdings of current stockholders.

- **Our business and financial projections are only estimates.** There can be no assurance that the company will meet its financial projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Karmies has priced the services at a level that allows the company to make a profit and still attract business.
- **The Company may face intense competition in executing its business plan.** As the targeted market space is proven out, the Company may face aggressive competition. Many of these competitors may have substantially greater resources, more established brands, and more experience than the Company. There is no assurance that the Company can effectively compete with such enterprises, or that the Company can effectively obtain the approval and spending dollars of the consumers comprising its target market. While the Company will make best efforts to protect its intellectual property and ideas, there is no assurance that such efforts will be successful. These competitive conditions may adversely affect the Company's revenues, profitability, or ability to expand or continue in operation.
- **The Company will be highly dependent upon its management team, and its ability to attract and retain qualified management personnel.** Our management team is fantastic -- they exhibit passion, excitement and dedication about and to our business and we rely on them for continued growth and success. The ability of the Company to establish and carry on its business successfully in the future is dependent upon the continued availability of people with the appropriate skills. The future development of the Company will depend on the ability to attract and retain management and other qualified personnel. There is no assurance that the Company can retain or attract the necessary personnel.
- **Limitation on transferability of stock.** Shares of the Company's capital stock may not be sold or otherwise disposed of unless registered or exempt from registration under the Securities Act of 1933, as amended, and all applicable state securities laws. The Company has no obligation to register any of its capital stock in the future. The restrictions on transfer could depress the price on any proposed sale of any of such shares. There will be no public market maintained for the Company's capital stock. You should be prepared to hold your shares indefinitely and cannot expect to be able to liquidate your investment readily even in case of an emergency. Pursuant to the Securities Act of 1933, as amended, transferability of shares is limited, and any transfer may have adverse Federal income tax consequences.
- **Voting control in our company is consolidated in our founder.** In our Company, voting control is concentrated in the holders of our Class A Common Stock and our Series Seed Preferred Stock, which, at present, the majority of which are held by our Chief Executive Officer and Founder. Therefore, the power to elect directors, make changes to the Company's governance documents, issue additional securities, repurchase securities, issue stock options and other

incentive securities, sell the Company or its assets or undertake transactions with related parties is located primarily with our CEO and Founder.

- **Our ecosystem of users and partners depends on the engagement of our user base. We anticipate that the growth rate of our user base will decline over time. If we fail to retain current users or add new users, or if our users engage less with Karmies, our business would be seriously harmed.** We view repeated active users ("Active Users") as a critical measure of our user engagement and success. Adding, maintaining, and engaging Active Users has been and will continue to be necessary. If current and potential users do not perceive our products to be fun, engaging, and useful, we may not be able to attract new users, retain existing users, or maintain or increase the frequency and duration of their engagement. If we fail to attract and retain Active Users, it will become more difficult for us to market our product to our partners and to monetize user engagement, which will endanger our ability to meet our projections and succeed.
- **If we do not develop successful new products or improve existing ones, our business will suffer.** Our ability to engage, retain, and increase our user base and to increase our revenue will depend heavily on our ability to successfully create new products, both independently and together with third parties. We may introduce significant changes to our existing products. If new or enhanced products fail to engage our users or partners, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, any of which may seriously harm our business.
- **We have incurred operating losses in the past, expect to incur operating losses in the future, and may never achieve or maintain profitability.** We launched our company in 2013 and for all of our history we have experienced net losses and negative cash flows from operations. We expect our operating expenses to increase in the future as we expand our operations. If our revenue does not grow at a greater rate than our expenses, we will not be able to achieve and maintain profitability. We may incur significant losses in the future for many reasons, including without limitation the other risks and uncertainties described in this offering. Additionally, we may encounter unforeseen expenses, operating delays, or other unknown factors that may result in losses in future periods. If our expenses exceed our revenue, our business may be seriously harmed and we may never achieve or maintain profitability.
- **We have a short operating history and a new business model, which makes it difficult to evaluate our prospects and future financial results and increases the risk that we will not be successful.** We launched our company in 2013 and began meaningfully monetizing Karmies in 2016. We have a short operating history and a new business model, which makes it difficult to effectively assess our future prospects. Accordingly, we believe that investors' future perceptions and expectations, which can be idiosyncratic and vary widely, and which we do not control, will affect our value. Our business model is based on recasting the way that users integrate their communications with new emojis and that businesses can interact with users through emojis. You should consider our business and prospects in light of the challenges we face, including the ones discussed in this

section.

- **Our financial condition and results of operations will fluctuate from quarter to quarter, which makes them difficult to predict.** Our quarterly results of operations have fluctuated in the past and will fluctuate in the future. Additionally, we have a limited operating history with the current scale of our business, which makes it difficult to forecast our future results. As a result, you should not rely on our past quarterly results of operations as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial condition and results of operations in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including: • our ability to maintain and grow our user base and user engagement; • the development and introduction of new products or services by us or our competitors; • our ability to attract and retain partners in a particular period; • the pricing of our products; • our ability to demonstrate to partners the effectiveness of our emojis; • increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive; • our ability to maintain gross margins and operating margins.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Megan Haines, 91.26% ownership, Class A Common Stock

Classes of securities

- Class B Common Stock: 0

Voting Rights

Holder of the Class B Common Stock shall have no voting rights and no holder thereof shall be entitled to vote on any matter other than as shall be necessary only as required under applicable law.

Dividend Rights

Subject to the preferences that have already been granted to holders of the Seed Preferred, and may be granted to any then outstanding preferred stock in the future, holders of shares of the Class B Common Stock and Class A Common Stock (together, collectively, the "Common Stock") are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up (including a merger or sale of the Company or all or substantially all of its assets), holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series Seed Preferred Stock and any additional classes of preferred stock that we may designate in the future.

- Class A Common Stock: 10,837,447

Voting Rights *(of this security)*

The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

Dividend Rights

Subject to the preferences that have already been granted to holders of the Seed Preferred, and may be granted to any then outstanding preferred stock in the future, holders of shares of the Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up (including a merger or sale of the Company or all or substantially all of its assets), holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Series Seed Preferred Stock: 120,000

Voting Rights *(of this security)*

For so long as at least one share of Company's Series Seed Preferred Stock ("Seed Preferred) (subject to adjustment for any stock split, reverse stock split or other similar event affecting the Series Preferred) remains outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least a majority of the outstanding Seed Preferred shall be necessary for effecting or validating any action (whether taken directly or indirectly, by merger, recapitalization or otherwise) that adversely alters or changes the rights, preferences or other special rights, privileges, or restrictions of the Series Preferred so as to affect them adversely

Dividend Rights

Shares of the Seed Preferred, accrue dividends at the rate per annum of six percent (6%) of $1.00 per share (the "Original Issue Price") per annum (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to shares of the Seed Preferred).

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up (including a merger or sale of the Company or all or substantially all of its assets), holders of shares of Seed Preferred are entitled to receive the greater of (a) the Original Issue Price plus any dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Seed Preferred been converted into Common Stock immediately prior to the liquidating distribution.

- Convertible Promissory Notes: 646,833

The outstanding convertible promissory notes of the Company (the "Notes") were issued pursuant to three separate offerings. All of the Notes are currently outstanding. The principal features of each class of Note are as follows:

Notes issued in 2013. ***Total Principal Amount: $11,833***

These Notes accrue interest at a rate of 6% per year. The Notes have a maturity date of one year from the date each Note was issued and become due and payable upon a payment demand from the holders of a majority of the outstanding amount under the Notes following either the maturity date or an event of default. The Notes automatically convert upon the first equity issuance following the issuance of equity securities of the Company of at least $500,000 (including the amount of the notes that convert) (a "Qualified Financing"), at a conversion price equal to 85% of the per share price in the Qualified Financing.

These Notes will convert upon the first closing of the Class B Common Stock under the current Title III Crowdfunding Offering at a price of $0.40 per share.

Notes issued in 2015 offer. ***Total Principal Amount $535,000***

These Notes accrue interest at a rate of 6% per year. The Notes have a maturity date of one year from the date each Note was issued and become due and payable upon a payment demand from the holders of a majority of the outstanding amount under the Notes following either the maturity date or an event of default. The Notes automatically convert upon the first equity issuance following the issuance of equity securities of the Company of at least $500,000 (including the amount of the notes that convert) (a "Qualified Financing"), at a conversion price equal to the lesser of (x) 80% of the per share price in the Qualified Financing and (b) $0.34 per share.

Unless amended, these Notes will convert upon the first closing of the Class B Common Stock under the current Title III Crowdfunding Offering at a price of $0.34 per share.

Note issued in 2016 offer. ***Total Principal Amount $100,000***

This Note accrues interest at a rate of 5% per year. The Note has a maturity date of two years from the date the Note was issued and becomes due and payable upon a payment demand from the Holder following either the maturity date or an event of default. If the Note is not converted prior to the maturity date, then the Holder may, at its sole option, elect to convert the Note into Common Stock of the Company at a price per share equal to the price per share of the pre-money valuation of the Company on a fully diluted basis were $2,000,000. The Notes automatically convert upon the first equity issuance following the issuance of equity securities of the Company of at least $250,000 (not including the amount of the notes that convert) (a "Qualified Financing"), at a conversion price equal to the lesser of (x) 80% of the per share price in the Qualified Financing and (b) the price per share equal to the price per share of the pre-money valuation of the Company on a fully diluted basis were $3,000,000.

If the Company raises at least $250,000 through the sale of equity at the current pre-money valuation, this Note will convert at a price of $0.27 per share.

What it means to be a Minority Holder

In our Company, voting control is concentrated in the holders of our Class A Common Stock and our Series Seed Preferred Stock (the "Voting Securities"). At present, our Chief Executive Officer and Founder is the majority holder of Voting Securities, and therefore, the power to elect directors, make changes to the Company's governance documents, issue additional securities, repurchase securities, issue stock options and other incentive securities, sell the Company or its assets or undertake transactions with related parties is located primarily with our CEO and Founder. Current outstanding options and convertible promissory notes may become convertible into Voting Securities in the future, which will dilute the voting power of our CEO, though incompletely. As a minority holder of Class B Common Stock, which is non-voting stock of the Company, you will have no ability to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building, delivery, and billing of product to our first pilot brands, which we do not anticipate occurring until Summer 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Our Net Income for prior year end was -268,839.66. This was due primarily to salaries associated with the building and de risking of the technology around the Karmies platform and operational expenses such as recurring subscription services. Both sets of expenses are expected moving forward into the next phase for Karmies which includes: 1. further development and scaling of the Karmies technology platform and

2. building of sales teams on both the distribution and brand side. Please see Financial Milestones section below for more detailed information on past and future operations.

Financial Milestones

The company is investing for continued growth of the brand, as is generating net income losses as a result. Management currently forecasts 2017, 2018 and 2019 revenue of $900.00, $1million and $6.5 million, respectively, and believes the company will generate positive net income beginning in 2019.

2016 and most of 2017 Karmies was primarily focused on building out and de-risking the technology. While we achieved milestones for usage of 1M+ emoji impressions per/day, this was primarily priming the technologies infrastructure for the scaling we anticipate with the addition of distribution partnerships and their associated users.

The remainder of 2017 will be focused on marketing and fundraising efforts both in private placements and on StartEngine. During that time we also plan on hiring and bringing a team for the purposes of scaling the user side of our platform, and bringing on our first paying pilot brands.

2018 we expect to bring on our first paying pilot brands which will be our first source of revenue. As our sales teams continue to succeed both in increasing the amount of distribution/users we anticipate more pilot brands will follow. Q3 we anticipate launching an easy to use self service portal and platform offering geared towards smaller brands and retailers.

2019 we are planning for the ramp up of our small business self service offering. This will not only serve to diversify the customer base beyond the larger initial pilot brands, but will make Karmies more useful to the end user by offering more unique emojis and content per area.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

In addition, the Company is, concurrent with this offering, conducting a Regulation D Private Placement of Convertible Promissory Notes (the "Note Offering"). The Convertible Promissory Notes (the "Notes") offered through the Offering will have a maturity date that is two years form the date on which the Notes are sold in the Offering. The Notes will accrue interest at an annual rate of 6% non-compounding interest. Upon a future sale of Equity Securities of the Company in an aggregate amount of at least $1 million (a "Qualified Financing"), the Notes will convert into the same class of Equity Securities as are sold to purchasers in the Qualified Financing, at a conversion price equal to the greater of (a) 80% of the per share price offered in the

Qualified Financing and (b) the per share price on a fully diluted basis (not counting the securities issuable upon conversion of the Notes) if the pre-money valuation of the Company were $5.2 million.

Indebtedness

The outstanding convertible promissory notes of the Company (the "Notes") were issued pursuant to three separate offerings. All of the Notes are currently outstanding. The principal features of each class of Note are as follows: 1) Notes issued in 2013. Total Principal Amount: $11,833 These Notes accrue interest at a rate of 6% per year. The Notes have a maturity date of one year from the date each Note was issued and become due and payable upon a payment demand from the holders of a majority of the outstanding amount under the Notes following either the maturity date or an event of default. The Notes automatically convert upon the first equity issuance following the issuance of equity securities of the Company of at least $500,000 (including the amount of the notes that convert) (a "Qualified Financing"), at a conversion price equal to 85% of the per share price in the Qualified Financing. These Notes will convert upon the first closing of the Class B Common Stock under the current Title III Crowdfunding Offering at a price of $0.40 per share. 2) Notes issued in 2015 offer. Total Principal Amount $535,000 These Notes accrue interest at a rate of 6% per year. The Notes have a maturity date of one year from the date each Note was issued and become due and payable upon a payment demand from the holders of a majority of the outstanding amount under the Notes following either the maturity date or an event of default. The Notes automatically convert upon the first equity issuance following the issuance of equity securities of the Company of at least $500,000 (including the amount of the notes that convert) (a "Qualified Financing"), at a conversion price equal to the lesser of (x) 80% of the per share price in the Qualified Financing and (b) $0.34 per share. Unless amended, these Notes will convert upon the first closing of the Class B Common Stock under the current Title III Crowdfunding Offering at a price of $0.34 per share. 3) Note issued in 2016 offer. Total Principal Amount $100,000 This Note accrues interest at a rate of 5% per year. The Note has a maturity date of two years from the date the Note was issued and becomes due and payable upon a payment demand from the Holder following either the maturity date or an event of default. If the Note is not converted prior to the maturity date, then the Holder may, at its sole option, elect to convert the Note into Common Stock of the Company at a price per share equal to the price per share of the pre-money valuation of the Company on a fully diluted basis were $2,000,000. The Notes automatically convert upon the first equity issuance following the issuance of equity securities of the Company of at least $250,000 (not including the amount of the notes that convert) (a "Qualified Financing"), at a conversion price equal to the lesser of (x) 80% of the per share price in the Qualified Financing and (b) the price per share equal to the price per share of the pre-money valuation of the Company on a fully diluted basis were $3,000,000. If the Company raises at least $250,000 through the sale of equity at the current pre-money valuation, this Note will convert at a price of $0.27 per share. These notes are set to convert into equity once a raise of $1,000,000 in equity has been achieved.

Recent offerings of securities

- 2015-03-23, Section 4(a)(2), 535000 Convertible Promissory Notes. Use of proceeds: Development of underlying technology and growth of marketing and sales efforts.
- 2013-10-21, Section 4(a)(2), 120000 Series Seed Preferred. Use of proceeds: Development of underlying technology and growth of marketing and sales efforts.
- 2016-02-19, 4(a)(2), 20000 Common Stock. Use of proceeds: Techstars Program
- 2016-02-26, 4(a)(2), 100000 Convertible Promissory Notes. Use of proceeds: Techstars Program, development of technology.
- 2013-07-11, 4(a)(2), 11833 Convertible Promissory Notes. Use of proceeds: Initial product development.

Valuation

$5,150,000.09

In connection with our prior fundraising efforts, successes to date and ongoing communications with accredited investors in our concurrent Regulation D (Title II) Convertible Notes Offering, we have reached agreement with our investors on a calculated fair market value of $5,200.000. That number has been rounded down to $5,150,000.09 for the purposes of this offering to effect a rounded share price. We believe that our investors value the progress we have made since our time in the TechStars Accelerator program, including our advances with our technology, customer contracts and more wide scale use of our emojis.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$9,999.72	$106,999.73
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$599.94	$6,419.98
Net Proceeds	$9399.78	$100,579.75
Use of Net Proceeds:		
R&D & Production	$3,000	$35,000
Sales/Marketing	$5,000	$30,000

Operations/Working Capital	$1,399.78	$35,579.75
Total Use of Net Proceeds	$9,399.72	$106,999.73

USE OF PROCEEDS

We are seeking to raise $106,999.73 in this offering through Regulation Crowdfunding, with a minimum target raise of $9,999. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $599.94 if we only raise the minimum target amount and $6,420 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $1.7 million that we project we will need in 2017 and 2018 to build on our successful platform and marketing efforts of the past year. Specifically:

R&D/Production: We plan on analyzing the current product usage/metrics, and building out feature sets for our brand pilots that correlate to market demand based on that and customer feedback. Some of the items on our product roadmap include a self serve portal for brands, and sending/receiving of currency, calendar invites, and sports related features ie.sports scores

Sales/Marketing: We intend to invest in digital and social media marketing, attend /showcase at industry events, and make improvements to our website. We also intend to hire sales people to sell to both the distribution side of our business (messaging applications) and the brands.

Operations/Working Capital: Will be used as needed for operations related to subscription services (like Amazon servers, analytics software, etc), new hardware (ie. test devices and computers)

As discussed above in "Financial condition – Liquidity and capital resources," the Company is conducting a concurrent private placement of its Convertible Promissory Notes on the terms discussed above.The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website https://karmies.com/ in the area labeled "For Investors". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Karmies

[See attached]

I, Megan Haines, the CEO of Karmies, hereby certify that the financial statements of Karmies and notes thereto for the periods ending December 31, 2015 (beginning date of review) and December 31, 2016 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the October 6, 2017(Date of Execution).

_________________________ (Signature)

CEO
_________________________ (Title)

10/6/17
_________________________ (Date)

Karmies Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 and 2016

Karmies Inc
Index to Financial Statements
(unaudited)

Karmies Inc
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

	31 Dec 2016	31 Dec 2015
Assets		
Cash and Cash Equivalents		
Karmies Checking	$132,343.40	$33,040.45
Total Cash and Cash Equi	**$132,343.40**	**$33,040.45**
Current Assets		
CASH ACCOUNTS	-$538.00	-$538.00
Petty Cash	-$0.36	-$0.36
Total Current Assets	**-$538.36**	**-$538.36**
Property, Plant and Equipment		
Computer Equipment	$5,646.65	$0.00
Total Property, Plant and E	**$5,646.65**	**$0.00**
Total Assets	**$137,451.69**	**$32,502.09**
Liabilities and Equity		
Liabilities		
Current Liabilities		
AMEX Business Account	$3,199.14	-$590.12
Current Portion of LT Debt	$370,000.00	$0.00
Total Current Liabilities	**$373,199.14**	**-$590.12**
Non-Current Liabilities		
LONG TERM LIABILITIES	$100,000.00	$100,000.00
LT Notes Payable	$85,000.00	$85,000.00
Total Non-Current Liabil	**$185,000.00**	**$185,000.00**
Total Liabilities	**$558,199.14**	**$184,409.88**
Equity		
Additional Paid-In Capital	$2,892.59	$2,892.59
Current Year Earnings	-$268,839.66	-$143,428.49
EQUITY - C-CORP	$120,000.00	$120,000.00
Retained Earnings	-$274,800.38	-$131,371.89
Total Equity	**-$420,747.45**	**-$151,907.79**
Total Liabilities and Equity	**$137,451.69**	**$32,502.09**

ABC COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

For the 12 months ended 31 December 2016

	Dec-16	Dec-15
Revenue		
Returns and Allowances	$0.00	$102.00
Total Revenue	**$0.00**	**$102.00**
Gross Profit	**$0.00**	**$102.00**
Operating Income / (Loss)	**$0.00**	**$102.00**
Other Income and Expense		
Accounting Expense	-$661.00	-$12,165.18
Advertising Expense	$0.00	-$88.09
Bank Charge Expense	-$124.60	$0.00
Colorado Unemployment Expe	$0.00	-$289.24
Consulting Expense	-$1,500.00	-$1,650.00
Contractor Expense	-$2,875.00	-$64,038.50
Dues and Subscription Expens	-$107.60	$0.00
Employee Benefit Program Exp	-$887.52	-$948.00
Employee Training	-$367.00	$0.00
Franchise Tax Expense	-$400.00	$0.00
Insurance (Corporate) Expense	-$44.51	$0.00
Internet Expense	-$10.00	$0.00
Maketing - Conferences	-$124.92	$0.00
Marketing Expense	-$360.42	-$1,377.47
Meals and Entertainment	-$231.02	-$58.70
Meals and Entertainment (with	-$842.41	-$19.77
Office Expense	-$114.27	-$104.85
OPERATING EXPENSES	-$4,173.29	-$817.97
Other Expense	-$2.10	-$40.00
Other Travel Expense	-$752.15	-$7.00
Payroll Processing Fees	-$423.75	-$33.00
Payroll Tax Expense	-$68,346.57	-$13,332.75
Postage & Delivery Expense	$0.00	-$42.00
Printing Expense	$0.00	-$40.84
Rent Expense	-$13,398.82	$0.00
Software Development Expens	-$12,436.61	-$8,955.11
Software Expense	-$997.78	-$619.87
State Income Tax Expense	$0.00	-$400.00
Supplies Expense	-$219.60	$0.00
TRAVEL	-$2,209.92	-$2.50
Utility Expense	-$518.61	$0.00
Wage and Salary Expense	-$156,385.11	-$37,915.01
Website Expense	-$325.08	-$584.64
Total Other Income and Expen	**-$268,839.66**	**-$143,530.49**
Net Income / (Loss) before Ta	**-$268,839.66**	**-$143,428.49**
Net Income	**-$268,839.66**	**-$143,428.49**

ABC COMPANY
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Preferred Stock		Common stock		Paid-in	d Retained	Stockholder
	Shares	Amount	Shares	Amount	Capital	Earnings	s' Equity
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	10,000,000	-	-	-	-
Contributed capital	120,000	120,000	-	-	-	-	120,000
Net income (loss)	-	-	-	-	-	-	-
December 31, 2013	120,000	$ 120,000	10,000,000	$ -	$ -	$ -	$ 120,000
Net income (loss)	-	-	-	-	-	-	-
December 31, 2014	120,000	$ 120,000	10,000,000	$ -	$ -	$ -	$ 120,000
Net income (loss)	-	-	-	-	-	-	-
December 31, 2015	120,000	$ 120,000	10,000,000	$ -	$ -	$ -	$ 120,000
Shares issued for cash	-	-	837,447	20,000		-	20,000
Net income (loss)	-	-	-	-	-	-	-
December 31, 2016	120,000	$ 120,000	10,837,447	$ 20,000	$ -	$ -	$ 140,000

ABC COMPANY
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

Cash Summary
Karmies Inc
For the 12 months ended 31 December 2016
Excluding Sales Tax

	Dec 2016	Dec 2015
Income		
Returns and Allowances	$0.00	$102.00
Total Income	**$0.00**	**$102.00**
Less Operating Expenses		
Accounting Expense	$661.00	$12,165.18
Advertising Expense	$0.00	$88.09
Bank Charge Expense	$124.60	$0.00
Colorado Unemployment Exp	$0.00	$289.24
Consulting Expense	$1,500.00	$1,650.00
Contractor Expense	$2,875.00	$64,038.50
Dues and Subscription Exper	$107.60	$0.00
Employee Benefit Program E	$887.52	$948.00
Employee Training	$367.00	$0.00
Franchise Tax Expense	$400.00	$0.00
Insurance (Corporate) Expen	$44.51	$0.00
Internet Expense	$10.00	$0.00
Maketing - Conferences	$124.92	$0.00
Marketing Expense	$360.42	$1,377.47
Meals and Entertainment	$231.02	$58.70
Meals and Entertainment (witl	$842.41	$19.77
Office Expense	$114.27	$104.85
OPERATING EXPENSES	$4,173.29	$817.97
Other Expense	$2.10	$40.00
Other Travel Expense	$752.15	$7.00
Payroll Processing Fees	$423.75	$33.00
Payroll Tax Expense	$68,346.57	$13,332.75
Postage & Delivery Expense	$0.00	$42.00
Printing Expense	$0.00	$40.84
Rent Expense	$13,398.82	$0.00
Software Development Expen	$12,436.61	$8,955.11
Software Expense	$997.78	$619.87
State Income Tax Expense	$0.00	$400.00
Supplies Expense	$219.60	$0.00
TRAVEL	$2,209.92	$2.50
Utility Expense	$518.61	$0.00
Wage and Salary Expense	$156,385.11	$37,915.01
Website Expense	$325.08	$584.64
Total Operating Expenses	**$268,839.66**	**$143,530.49**
Operating Surplus (Deficit)	**-$268,839.66**	**-$143,428.49**
Plus Non Operating Movements		
CASH ACCOUNTS	$0.00	$538.00
Current Portion of LT Debt P	$370,000.00	$0.00
Computer Equipment	-$5,646.65	$0.00
LONG TERM LIABILITIES	$0.00	$100,000.00
LT Notes Payable	$0.00	$60,000.00
Total Non Operating Moven	**$364,353.35**	**$160,538.00**
Sales Tax Movements		
Sales Tax Inputs	$0.00	$0.00
Sales Tax Outputs	$0.00	$0.00
Net Sales Tax Movements	**$0.00**	**$0.00**

NOTE 1 – NATURE OF OPERATIONS

Karmies Inc. was formed on September 29, 2013 ("Inception") in the State of Delaware. The financial statements of Karmies Inc. (which may be referred to as "Karmies", the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver, CO.

Karmies is a mobile content distribution platform that leverages the over 6 billion emojis sent every day. Karmies' platform enables custom, interactive emojis delivered on demand to the smartphone keyboard based on things like geolocation and user preference.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the Karmies on-line platform when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and

not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and in Delaware. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has following convertible notes at 6% interest rate outstanding, a summary provided below:

Debt

Class	Total Sold	Total Value of Offering
Convertible Note	$11,833	$11,833
Convertible Note	$185,000	$185,000
Convertible Note	$100,000	$100,000
Convertible Note	$300,000	$300,000
Convertible Note	$50,000	$50,000

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 25,000,000 shares of our Common Stock with par value of $0.0001. As of October 5, 2017 the Company has currently issued 10,837,447 shares of our Common Stock.

Preferred Stock

We have authorized the issuance of 1,000,000 shares of our Preferred Stock with par value of $0.0001. As of October 6, 2017 the Company has currently issued 120,000 shares of our Preferred Stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

None.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through October 5, 2017, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Megan Haines, the CEO of Karmies, hereby certify that the financial statements of Karmies and notes thereto for the periods ending August 31, 2016 (beginning date of review) and August 31, 2017 End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the October 6, 2017(Date of Execution).

Megan Haines ____________________ (Signature)

CEO ____________________ (Title)

10/6/17 ____________________ (Date)

Karmies Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE INTERIM PERIOD ENDED
August 31, 2017

Karmies Inc
Index to Financial Statements
(unaudited)

Karmies Inc
Interim BALANCE SHEETS
FOR THE INTERIM PERIODS ENDING
August 31, 2016 and August 31, 2017
(unaudited)

	31 Aug 2017	31 Aug 2016
Assets		
Cash and Cash Equivalents		
Karmies Checking	$52,030.14	$156,779.35
Total Cash and Cash Equiva	**$52,030.14**	**$156,779.35**
Current Assets		
CASH ACCOUNTS	-$538.00	-$538.00
Deposits Paid	$0.00	$550.00
Petty Cash	-$0.36	-$0.36
Total Current Assets	**-$538.36**	**$11.64**
Property, Plant and Equipment		
Computer Equipment	$5,646.65	$1,197.34
Total Property, Plant and Eq	**$5,646.65**	**$1,197.34**
Total Assets	**$57,138.43**	**$157,988.33**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	$26,704.25	$0.00
AMEX Business Account	$3,199.14	$369.92
Current Portion of LT Debt Pa	$370,000.00	$270,000.00
Total Current Liabilities	**$399,903.39**	**$270,369.92**
Non-Current Liabilities		
LONG TERM LIABILITIES	$100,000.00	$100,000.00
LT Notes Payable	$185,000.00	$85,000.00
Total Non-Current Liabilitie	**$285,000.00**	**$185,000.00**
Total Liabilities	**$684,903.39**	**$455,369.92**
Equity		
Additional Paid-In Capital	$2,892.59	$2,892.59
Current Year Earnings	-$207,017.51	-$145,473.80
EQUITY - C-CORP	$120,000.00	$120,000.00
Retained Earnings	-$543,640.04	-$274,800.38
Total Equity	**-$627,764.96**	**-$297,381.59**
Total Liabilities and Equity	**$57,138.43**	**$157,988.33**

ABC COMPANY
STATEMENTS OF OPERATIONS
FOR THE INTERIM PERIOD ENDING
August 31, 2017
(unaudited)

	31 Aug 17	31 Aug 16
Gross Profit	**$0.00**	**$0.00**
Operating Income / (Loss)	**$0.00**	**$0.00**
Other Income and Expense		
Accounting Expense	$0.00	-$661.00
Bank Charge Expense	$0.00	-$111.60
Contractor Expense	-$910.00	-$2,875.00
Dues and Subscription Expense	$0.00	-$107.60
Employee Benefit Program Expe	$0.00	-$729.52
Employee Training	$0.00	-$367.00
Franchise Tax Expense	$0.00	-$400.00
Insurance (Corporate) Expense	$0.00	-$44.51
Internet Expense	$0.00	-$10.00
Marketing Expense	$0.00	-$50.00
Meals and Entertainment	$0.00	-$147.78
Meals and Entertainment (withou	$0.00	-$462.61
Office Expense	-$4,037.00	-$52.27
OPERATING EXPENSES	-$15,316.99	-$180.16
Other Expense	$0.00	-$2.10
Other Travel Expense	$0.00	-$193.93
Payroll Processing Fees	-$483.00	-$264.00
Payroll Tax Expense	-$5,672.98	-$38,913.13
Rent Expense	-$1,003.00	-$12,662.65
Software Development Expense	$0.00	-$12,436.61
Software Expense	$0.00	-$472.42
Supplies Expense	$0.00	-$219.60
TRAVEL	$0.00	-$1,333.03
Utility Expense	$0.00	-$518.61
Wage and Salary Expense	-$179,594.54	-$71,952.57
Website Expense	$0.00	-$306.10
Total Other Income and Expen	**-$207,017.51**	**-$145,473.80**
Net Income / (Loss) before Ta	**-$207,017.51**	**-$145,473.80**

ABC COMPANY
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Preferred Stock		Common stock		Paid-in	d Retained	Stockholder
	Shares	Amount	Shares	Amount	Capital	Earnings	s' Equity
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	10,000,000	-	-	-	-
Contributed capital	120,000	120,000	-	-	-	-	120,000
Net income (loss)	-	-	-	-	-	-	-
December 31, 2013	120,000	$ 120,000	10,000,000	$ -	$ -	$ -	$ 120,000
Net income (loss)	-	-	-	-	-	-	-
December 31, 2014	120,000	$ 120,000	10,000,000	$ -	$ -	$ -	$ 120,000
Net income (loss)	-	-	-	-	-	-	-
December 31, 2015	120,000	$ 120,000	10,000,000	$ -	$ -	$ -	$ 120,000
Shares issued for cash	-	-	837,447	20,000		-	20,000
Net income (loss)	-	-	-	-	-	-	-
December 31, 2016	120,000	$ 120,000	10,837,447	$ 20,000	$ -	$ -	$ 140,000

ABC COMPANY
STATEMENTS OF CASH FLOWS
FOR THE INTERIM PERIOD ENDING August 31, 2017
(unaudited)

	Aug 2017	Aug 2016
Income		
Returns and Allowances	$0.00	$102.00
Total Income	**$0.00**	**$102.00**
Less Operating Expenses		
Accounting Expense	$0.00	$938.00
Bank Charge Expense	$13.00	$111.60
Colorado Unemployment Expens	$0.00	$289.24
Consulting Expense	$1,500.00	$0.00
Contractor Expense	$910.00	$6,298.00
Dues and Subscription Expense	$0.00	$107.60
Employee Benefit Program Expe	$158.00	$1,045.52
Employee Training	$0.00	$367.00
Franchise Tax Expense	$0.00	$400.00
Insurance (Corporate) Expense	$0.00	$44.51
Internet Expense	$0.00	$10.00
Maketing - Conferences	$124.92	$0.00
Marketing Expense	$310.42	$1,267.57
Meals and Entertainment	$83.24	$147.78
Meals and Entertainment (withou	$379.80	$462.61
Office Expense	$4,099.00	$52.27
OPERATING EXPENSES	$19,310.12	$421.66
Other Expense	$0.00	$2.10
Other Travel Expense	$558.22	$193.93
Payroll Processing Fees	$642.75	$297.00
Payroll Tax Expense	$33,193.85	$41,522.18
Rent Expense	$1,739.17	$12,662.65
Software Development Expense	$0.00	$20,551.11
Software Expense	$525.36	$652.38
Supplies Expense	$0.00	$219.60
TRAVEL	$876.89	$1,333.03
Utility Expense	$0.00	$518.61
Wage and Salary Expense	$239,235.40	$82,807.77
Website Expense	$18.98	$586.86
Total Operating Expenses	**$303,679.12**	**$173,310.58**
Operating Surplus (Deficit)	**-$303,679.12**	**-$173,208.58**
Plus Non Operating Movements		
Deposits Paid	$550.00	-$550.00
Current Portion of LT Debt Payat	$100,000.00	$270,000.00
Computer Equipment	-$4,449.31	-$1,197.34
LT Notes Payable	$100,000.00	$0.00
Total Non Operating Movemer	**$196,100.69**	**$268,252.66**
Sales Tax Movements		
Sales Tax Inputs	$0.00	$0.00
Sales Tax Outputs	$0.00	$0.00
Net Sales Tax Movements	**$0.00**	**$0.00**
Net Cash Movement	**-$107,578.43**	**$95,044.08**
Summary		
Opening Balance	$156,409.43	$61,365.35
Plus Net Cash Movement	-$107,578.43	$95,044.08
Closing Balance	$48,831.00	$156,409.43

NOTE 1 – NATURE OF OPERATIONS

Karmies Inc. was formed on September 29, 2013 ("Inception") in the State of DE. The financial statements of Karmies Inc. (which may be referred to as "Karmies", the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver, CO.

Karmies is a mobile content distribution platform that leverages the over 6 billion emojis sent every day. Karmies' platform enables custom, interactive emojis delivered on demand to the smartphone keyboard based on things like geolocation and user preference.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the Karmies online platform when (a) persuasive evidence that

an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company has following convertible notes at 6% interest rate outstanding, a summary provided below:

Debt

Class	Total Sold	Total Value of Offering
Convertible Note	$11,833	$11,833
Convertible Note	$185,000	$185,000
Convertible Note	$100,000	$100,000
Convertible Note	$300,000	$300,000
Convertible Note	$50,000	$50,000

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 25,000,000 shares of our Common Stock with par value of $0.0001. As of October 5, 2017 the Company has currently issued 10,837,447 shares of our Common Stock.

Preferred Stock

We have authorized the issuance of 1,000,000 shares of our Preferred Stock with par value of $0.0001. As of October 6, 2017 the Company has currently issued 120,000 shares of our Preferred Stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

None.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through October 5, 2017, 2017, the issuance date of these financial statements. There have been no other events or transactions

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Spots are filling up. Buy tickets or add your name to the livestream list for The ICO 2.0 Summit.

Karmies is pending **StartEngine Approval.**



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Raised of $10K - $107K goal

karmies

Karmies

Custom interactive emojis and stickers

Small OPO · Denver, CO · Mobile
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share


Officially launched and live!
35 million monthly impressions
Driving 200,000 monthly clicks
2016 Techstars alumni
Want coffee?

RIDICULOUSLY SMART EMOJIS

Become a Karmies owner

There is an emoji crisis. 😳

People love using emoji's as is reflected in the **6+ billion** emojis sent daily and the **20% month over month increased use in 2016**. We believe these numbers present an extraordinary opportunity for brands, celebrities, and everyday people who can capitalize on their use.

Not surprising, **the demand for new emojis has reached an all time high**.

Every year 1000's of people all over the world sign 100's of petitions for new emojis. Unfortunately the Unicode Consortium (a non-profit organization that coordinates the development of computer industry

Consumers

Demand MORE emojis

Consumers started petitions for new emojis:

- Hot dog
- Middle finger
- Red Head
- Lacrosse
- Dinosaur
- Cheese
- Unicorn
- And MANY More!

Brands

Want to use emoji in marketing

- Taco Bell / taco emoji petition
- Wrigley Juicy Fruit / bubble blowing
- Dominos 'tweet to order' with pizza emoji wins awards
- Hillary Clinton emojis grace the cover of the New Yorker
- Bud Light's "American Flag" emoji tweet wins big.
  - more than 152k retweets
  - more than 113k favorites

Karmies makes users, brands, and messaging applications !

It is our goal to make emojis easier to create, add information to, and smartly deliver to your phone for use in personal conversations.



standards) severely limits the creation of new emojis. As a result, very rarely are new emojis brought to fruition.

The current method for approving new emojis was not created to keep up with this level of demand.

Karmies is the **super solution** for the emoji crisis. Karmies technology enables anyone to upload their own custom emoji, attach actionable information to it, and deliver it instantly to be used in personal messaging or to be shared on social media! We can even deliver our actionable emojis based on things like user geolocation, preferences, and keywords.

For the end-user, Karmies is the convenience and accessibility of connecting content such as locations, maps, pictures, videos and offers to any emoji with one touch. The end user is not only your typical emoji-lover but messaging users who will embrace emojis due to their intelligent functionality.

For brands, Karmies represents an intuitive solution to driving increased engagement with consumers. Our target customers range from small business owners to large brands who want to make their emoji a part of their customers everyday conversations.

For messaging platforms, Karmies helps deliver an elevated user experience while significantly boosting revenue with brands and insight via advanced user analytics. It allows them to to add new functionality, fresh content, and user insights to their platforms while realizing incremental revenue with each branded emoji shared.

Join us on the journey to make smart emojis accessible to all!

Investment

- $0.47/share of Class B Common Stock | When you invest you are betting the company's future value will exceed $5.25M.
- Minimum Investment of $99.64 (212 shares of common stock) per investor
- Maximum 227,659 shares of common stock ($106,999.73)

Karmie's Perks

It can take years to get a custom emoji approved, if it's approved at all. Not with Karmies. Invest in Karmies and get your very own custom, interactive emoji to share with friends or promote your business! (*see rules/restrictions)

$500 Level Investment Perk

The Personal Emoji - Get your very own emoji published!

Your emoji artwork comes alive. We make it interactive and distribute it across all of our platforms. We link your emoji to:

1. Customized info page where you can share a message about your emoji for all to see.
2. Secret Emoji feature which allows users to attach self-destructing messages and images.

Your emoji will be active for a minimum of 3 months.

$1,000 Level Investment Perk

The Surprise Emoji - Get your emoji discovered!

Same as above:

1. Customized info page where you can share a message about your emoji
2. Secret Emoji feature which allows users to attach self-destructing messages and images.

Plus:

- Choose up to 3 keywords for people to discover your emoji in auto-suggest.
- Enhanced info page with links added to a social media or webpage of your choice.

Your emoji will be available for a minimum of 3 months

$2,500 Level Investment Perk

The Professional Emoji

All the benefits of 1K investment:

1. Customized info page where you can share a message about your emoji
2. Secret Emoji feature which allows users to attach self-destructing messages and images.
3. Choose up to 3 keywords for people to discover your emoji in auto-suggest.
4. Enhanced info page with links added to a social media or webpage of your choice.

Plus:

- Links to videos, special offers.
- Maps/directions/ location page do people can find your business easily.
- Your emoji will be available for a minimum of 6 months.

$5,000 Level Investment Perk

The Small Business Emoji

All the benefits of 2,500K investment:

1. Customized info page where you can share a message about your emoji
2. Secret Emoji feature which allows users to attach self-destructing messages and images.
3. Choose up to 3 keywords for people to discover your emoji in auto-suggest.
4. Enhanced info page with links added to a social media or webpage of your choice.
5. Links to videos, special offers.
6. Maps/directions/ location page so people can find your business easily.

Plus:

- We will have artwork designed (up to 2 revisions).
- Your emoji will be available for a minimum of 1 YEAR.

$10,000 Level Investment Perk

The Professional Marketing + Campaign Package

All the benefits of 5K investment:

1. Customized info page where you can share a message about your emoji.
2. Secret Emoji feature which allows users to attach self-destructing messages and images.
3. Choose up to 3 keywords for people to discover your emoji in auto-suggest.
4. Enhanced info page with links added to a social media or webpage of your choice.
5. Links to videos, special offers.
6. Maps/directions/ location page so people can find your business easily.
7. We will have artwork designed (up to 2 revisions).
8. Your emoji will be available for a minimum of 1 YEAR.

Plus:

- Up to 12 campaign changes (1x per month) – Campaign changes can include premium category placement, premium keywords, change of content/specials, change of features as they are released.

$50,000 Level Investment Perk

The Expert Marketing Campaign Package

All the benefits of 10K investment:

1. Customized info page where you can share a message about your emoji.
2. Secret Emoji feature which allows users to attach self-destructing messages and images.
3. Choose up to 3 keywords for people to discover your emoji in auto-suggest.
4. Enhanced info page with links added to a social media or webpage of your choice.
5. Links to videos, special offers.
6. Maps/directions/ location page so people can find your business easily.
7. We will have artwork designed (up to 2 revisions)
8. Your emoji will be available for a minimum of 1 YEAR.
9. Up to 12 campaign changes (1x per month) – Campaign changes can include premium category placement, premium keywords, change of content/specials, change of features as they are released.

PLUS:

- Receive your OWN interactive emoji keyboard for use in Apple iMessage with up to 10 custom emoji (up to 2 revisions). Use this to promote several products or brands. We'll layer them with Karmies technology and attach photos, videos, special offers, and locations. If you currently have your own iOS mobile app, we will bundle them as one app for you.

*All perks occur after the offering is completed. All emoji/sticker artwork and content attached must meet standards for general public distribution for all ages in iOS/Android app stores as well as Facebook.

What We've Accomplished

Karmies is an intuitive, interactive emoji and sticker platform. Our mission is to build community between engaged users, the brands they love and those they have yet to discover, billions of emojis at a time.

- We have previously raised $646,833 in convertible notes to **develop, build, and launch** the platform
- A 2016 **Techstars Accelerated Company**
- As of May of 2017 we reached over **one million emoji impressions daily**
- We have **300,000** active users
- We receive **200,000** clicks per month
- We are available on both **iOS and Android** devices
- Our current publishers are **iMessage, Loopy Messenger, Karmiegram, and Facebook Messenger** bots and keyboard

Product Features

Custom, Interactive Emojis and Stickers


Karmies is a mobile content distribution platform that leverages the over 6 billion emojis sent everyday. Our technology enables custo interactive emojis and stickers to be delivered to mobile app keyboards on demand based on factors like geolocation and user preferences.
Karmies

Geo-Aware Emoji


Sketch
9:41 AM
100%
Back
Ben
Hey there Jessica! Want to grab a coffee later today?
ink!

Geo-Aware Categories


Verizon
4:52 PM
48%
Chats
Demo Conversations
2 members
Dayna Moon
10:43 AM
Dayna Moon
11:23 AM
Dayna Moon
2:26 PM
May 26
Megan H removed Cory
Hey ladies! Happy hour? you know I love that place!
7:18 PM
June 26
3:27 PM
Let's grab some ice cream!
Send

Geo-Aware Emoji will move to the top of the category as a users enters a selected geofence of the brands location. For example, a local creamery named Sweet Cow Ice Cream will show up in the 1st position on the emoji keyboard under the food/drink category when person is within 1 mile of a location.

Geo-Aware Categories are entire categories of emoji that appear on the keyboard once someone is in the geo-fenced area. For example, a person in Colorado walks into a Sweet Cow Ice Cream location and a new category appears on the keyboard with emojis that have embedded information detailing new menu items, coupons, and special offers.

Keyword Auto – Suggest


Verizon LTE
12:49 PM
64%
Chats
Demo Conversations
2 members
Hi, you're pretty.
wanna grab a
What do you think of
ink!
Do you like coffee
Send
space
return

Emoji Auto - Replace


Verizon LTE
1:29 PM
75%
114
Chats
Demo conversation
2 members
August 30
Megan H created the group "Demo conversation"
September 12
ink!
want to grab a coffee
Send
space
return

Keyword / Auto-Suggest: We allow emoji to have **keywords** that make them **more discoverable** when users are typing. When you type in 'coffee', for example, several coffee emojis populate.

This can include preferred brand placement (Ink!) within the autosuggest bar itself; **one of the ways Karmies can monetize our product**.

Similar to all of our emoji, these also are interactive and can connect to maps, directions, videos, secret messages, targeted coupons and offers.

Auto - Replace: See video above. We humans are creatures of habit and as such know that sometimes people forget and to go to their native emoji keyboard (especially on iPhone devices). Most of the time this will result in a flat, non-interactive emoji. **Auto-Replace intercepts this native emoji and makes it an interactive Karmie emoji**. On platforms that enable our Auto Replace technology, users will find:

1. **normal 'flat' emojis come to life with interactivity like links, maps, etc**. *<see wine glass example in video>*

2. and/or we can **intercept the normal emoji artwork and display a surprise emoji with new artwork** *<see thumbs up example in video>*

Branding Behind Generic Emojis



Demo Conversations
Main
Secret Message
Maps
ink!
INTERLOCKEN
ink! Coffee
385 Interlocken Crescent #175
inkcoffee.com
(303) 469-1871

Branding Behind Generic Emoji: enables a brand to **leverage generic emoji that people already use**. For example: The coffee cup ☕ emoji is sent on average 28,000/min in the U.S. By allowing specific coffee merchants to **replace the ☕ icon with their own on the map** Karmies can generate incremental revenue and attract smaller brands that may want to dip their toe in the emoji marketing water.

Secret Emoji Feature



Back
Ben
Hey there Jessica! Want to grab a coffee later today?
Just getting back from a hike now!

Secret Emoji: Secret Emoji is one of the funeature allows users to attach a self-destructing pic and message behind an emoji.

The Karmies Difference

What makes us different from any other product or service out there? A lot. Karmies technology enables custom, interactive emojis and stickers to be delivered on-demand to millions of smartphone keyboards in seconds.

Our technology supports both parties:

- **Platforms/Publishers** who want access to emoji artwork & features with content
- **People/Brands/Entities** that want to distribute emoji artwork with underlying features & content



Interactive:
Emojis & stickers with multiple features.
Cross-platform:
6 publishers on 4 platforms and growing!
Data:
Detailed analytics with segmented
1st & 3rd party marketing data.
Monetizable:
New emoji/sticker ad unit, revenue
sharing across brands & publishers,
data to marketers, custom apps & integrations.

Why are we attractive to messaging publishers?

- increase user time in publisher app - Karmies adds relevant info at your fingertips, less need to search in other apps
- enhance user experience through added functionality - see below for features
- keep emoji content fresh and interesting - emojis update as new content becomes available
- gain a new revenue stream - Karmies charges brands and revenu shares with publisher

Why is Karmies attractive to brands?

- approval and distribution of branded emoji takes minutes
- flexibility to change/adjust mid emoji campaign as needed
- understand customer better with campaign metrics on emoji usage
- interactive features deliver content behind emoji - Karmies have been called 'textable mobile applications'
- The feature options behind emojis with Karmies technology are limitless!

The Business of Monetizing Emoji's

We believe Karmies' ability to make emojis and stickers interactive presents an invaluable marketing tool for brands by linking to content such as location, special offers, and promotional videos. We will monetize our product by charging a fee for custom emojis, preferred placement and links to content.


karmies
Business Model
Supply Side:
Brands / Creators
Demand Side:
Publisher/Distribution Side
Consumer Brands
Brand Logo direct to consumer
Ad Agencies
Quiver in mobile ad portfolio
Designers
NEW emoticons to market
Internet Portal to Account
Engage
Manage
Monetize
SDK's
API's
Interfaces
• Messaging Applications
• Social Platforms
• Device Manufacturers
• Carriers
• Developers
The Karmies system of monetizing emoji's is similar to other successful ad platforms.
1. Advertising Revenue Model: CPC/CPM
2. Licensing / Rev Share for in-app purchase (ex. sports)
3. Data: Online Subscription Based Analytics

Our Market and Industry

Over **45 billion messages are sent a day in the US**, and endless evidence that messaging is eclipsing social networking in terms of the number of monthly active users the jury is in: **Messaging is the world's new media channel.**

With **over 6 billion emojis and stickers sent a day**, it's safe to say that people love visually driven communication. Nearly half of all Instagram posts include an emoji.

A whopping 92% of consumers believe recommendations from friends and family over all forms of advertising, which is why **brands recognize that word of mouth marketing is so critical to their success.** The branded emojis and stickers sent in messaging between friends is the ultimate word of mouth vehicle to discover a new product.

Emojis and stickers are big business generating over $270 million a year through sticker sales alone. 1

----

1 - Rosenthal, Vivian; *Why Emojis and Stickers Are Big Business*; (Forbes, Aug. 19, 2016)

FACT: 6 BILLION emoji / stickers are sent everyday via mobile messaging apps!
FACT: 50% of Instagram comments & emoticons contain emojis (emoji use and demand are at record levels!)

Karmie's has followers and active users

- 33.5M emoji impressions per month
- Across 4 platforms: iMessage, Telegram, Facebook Messenger, Twitter
- With 5 publishers: Loopy, Karmiegram, Facebook, Boulder Startup Week, Sweet Cow


Consumers are not happy with existing ads:
67%
find mobile phone ads the most invasive
55%
find (opt-in) SMS most annoying
20%
boycotted brands for excessive advertising
21%
were interested in ads that were "contextually relevant"
Consumers, especially Millennials, love emojis:
Emoji usage in 2016 has increased 20% month over month and that % increased every month!
Key Takeaway:
Both brands and platforms want to engage mobile users without being intrusive. Emojis are one solution that leverages existing market forces and user habits.

Check Out Karmies

Download Karmiegram, Karmies for iMessage or Facebook Messenger by clicking the links below....

Karmiegram for Telegram
Google Play
Apple Store

Karmies for iMessage

Karmies for FB Messenger

Building Community



For investors who might not be familiar with the opportunity in Cause Marketing/Brands and why these types of companies have an advantage please check out:

- Statistics Every Cause Marketer Should Know
- Cause Related Marketing and the Millennial Mindset
- The Case For Cause Marketing

Business can inspire, lead, create community, and change the face of this world for generations to come.

Karmies is one such company. Once profitable, it is our intention to help causes that our communities care about. We will accomplish this by creating value for end users, brands, and messaging platforms. Karmies scale-able platform can be developed to a size that will meaningfully impact people and communities around the globe. This is how we chose the name: **Karmies (Karma + Army)**

A 'Karmie' is a soldier for good. Every time someone sends a branded emoji part of the profit it generates goes back to a cause.

To get an idea of how this will scale. Over 6 billion emojis sent everyday. Emoji usage in marketing in 2016 increased 20% month over month (and that % is INCREASING).

Our vision is for every single device to be enabled for interactive emojis and Karmies to be the single largest source for all the content that gets delivered to those devices.

That's a lot of good Karmies can do. ❤️

Q2 2015 — Proof of Concept - Karmies Launches!

The concept of interactive emojis is born!

Q2 2016 — Techstar

Karmies is awarded the honor of Techstar accelerated company

Q3 2016 — SDKs Available

Karmies is available for all Android and iOS devices

Q4 2016 — First Apps Launch

Karmies interactive emojis available in iMessenger and Karmiegram

Q1 2017 — First Third Party Publisher

Karmies available on Loopy

Q2 2017 — Brand Pilots

Successful brand pilot launched with Winc, Sweet Cow, City of Rawabi & Boulder Start Up Week

Q3 2017 — Facebook Messenger

Karmies available on Facebook bot & keyboard

In the Press

BusinessWire A Berkshire Hathaway Company THE BUSINESS JOURNALS STARTLAND Kansas City's Home for Innovation News

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Meet the Founders



Megan Haines

Founder, CEO & Director

Megan is a passionate entrepreneur with the ability to will ideas into existence through sheer stubborn determination. If you want her to do something just tell her it's impossible! She has 20 years of experience in business development, product strategy, and sales, including launching new products across multiple verticals such as corporate change solutions, medical devices, and technology. Current and previous positions: Founder, CEO & Director - Karmies, Inc. Sept 2013 - present



Dustin Mallory

Co-founder & CTO

Dustin loves building great platforms and apps. His experience ranges from enterprise finance and healthcare to multiple early stage startups, blending delightful design with rock solid engineering everywhere he goes. Along with Karmies his startup ventures have included Snowrise, Ibotta and MobileDay, and he was part of big serious teams at McKesson and Intuit prior to that. When he's not dreaming up apps and writing code you'll find him spending every hour he can with his wife and children in Boulder, usually running, hiking, or otherwise enjoying the outdoors. Current and previous positions: CTO, Karmies - 2016-2017 Founder, Snowrise - Mobile Retail Presence - 2017 Principal Mobile Engineer, Ibotta - Mobile Shopping - 2016 CTO, MobileDay - Mobile Conferencing - 2012-2016

Offering Summary

Maximum 227,659 shares of common stock ($106,999.73)

Minimum 21,276 shares of common stock ($9,999.72)

Company	Karmies Inc.
Corporate Address	973 S. Ogden, Denver, CO 80209
Description of Business	Karmies is a mobile content distribution platform that connect brands to mobile users by leveraging the over 6 billion emojis sent everyday. Karmies are special emojis because they are custom, interactive, and delivered right to the smartphone keyboard.
Type of Security Offered	Class B Common Stock
Purchase Price of Security Offered	$0.47 per share
Minimum Investment Amount (per investor)	$99.64

KARMIES PERKS:

It can take years to get a custom emoji approved, if it's approved at all. Not with Karmies. Invest in Karmies and get your very own custom, interactive emoji to share with friends or promote your business! (*see rules/restrictions)

$500 Level Investment Perk

The Personal Emoji - Get your very own emoji published!

Your emoji artwork comes alive. We make it interactive and distribute it across all of our platforms. We link your emoji to:

1. Customized info page where you can share a message about your emoji for all to see.
2. Secret Emoji feature which allows users to attach self-destructing messages and images.

Your emoji will be active for a minimum of 3 months.

$1,000 Level Investment Perk

The Surprise Emoji - Get your emoji discovered!

Same as above:

1. Customized info page where you can share a message about your emoji
2. Secret Emoji feature which allows users to attach self-destructing messages and images.

Plus:

- Choose up to 3 keywords for people to discover your emoji in auto-suggest.
- Enhanced info page with links added to a social media or webpage of your choice.

Your emoji will be available for a minimum of 3 months

$2,500 Level Investment Perk

The Professional Emoji

All the benefits of 1K investment:

1. Customized info page where you can share a message about your emoji
2. Secret Emoji feature which allows users to attach self-destructing messages and images.
3. Choose up to 3 keywords for people to discover your emoji in auto-suggest.
4. Enhanced info page with links added to a social media or webpage of your choice.

Plus:

- Links to videos, special offers.
- Maps/directions/ location page do people can find your business easily.
- Your emoji will be available for a minimum of 6 months.

$5,000 Level Investment Perk

The Small Business Emoji

All the benefits of 2,500K investment:

1. Customized info page where you can share a message about your emoji
2. Secret Emoji feature which allows users to attach self-destructing messages and images.
3. Choose up to 3 keywords for people to discover your emoji in auto-suggest.
4. Enhanced info page with links added to a social media or webpage of your choice.
5. Links to videos, special offers.
6. Maps/directions/ location page so people can find your business easily.

Plus:

- We will have artwork designed (up to 2 revisions).
- Your emoji will be available for a minimum of 1 YEAR.

$10,000 Level Investment Perk

The Professional Marketing + Campaign Package

All the benefits of 5K investment:

1. Customized info page where you can share a message about your emoji.
2. Secret Emoji feature which allows users to attach self-destructing messages and images.
3. Choose up to 3 keywords for people to discover your emoji in auto-suggest.
4. Enhanced info page with links added to a social media or webpage of your choice.
5. Links to videos, special offers.
6. Maps/directions/ location page so people can find your business easily.
7. We will have artwork designed (up to 2 revisions).
8. Your emoji will be available for a minimum of 1 YEAR.

Plus:

- Up to 12 campaign changes (1x per month) – Campaign changes can include premium category placement, premium keywords, change of content/specials, change of features as they are released.

$50,000 Level Investment Perk

The Expert Marketing Campaign Package

All the benefits of 10K investment:

1. Customized info page where you can share a message about your emoji.
2. Secret Emoji feature which allows users to attach self-destructing messages and images.
3. Choose up to 3 keywords for people to discover your emoji in auto-suggest.
4. Enhanced info page with links added to a social media or webpage of your choice.
5. Links to videos, special offers.
6. Maps/directions/ location page so people can find your business easily.
7. We will have artwork designed (up to 2 revisions)
8. Your emoji will be available for a minimum of 1 YEAR.
9. Up to 12 campaign changes (1x per month) – Campaign changes can include premium category placement, premium keywords, change of content/specials, change of features as they are released.

PLUS:

- Receive your OWN interactive emoji keyboard for use in Apple iMessage with up to 10 custom emoji (up to 2 revisions). Use this to promote several products or brands. We'll layer them with Karmies technology and attach photos, videos, special offers, and locations. If you currently have your own iOS mobile app, we will bundle them as one app for you.

*All perks occur after the offering is completed. All emoji/sticker artwork and content attached must meet standards for general public distribution for all ages in iOS/Android app stores as well as Facebook.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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startengine

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Video 1 - Overview Video - Karmies capabilities, functionality and ultimate goal of giving back to the community with the click of an emoji -

Video 2 - Product Features - Sample video of the various capabilities in the Karmies application.

Video 3 - Short video - Karmies custom, interactive emojis and stickers

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:01 PM 10/05/2017
FILED 04:01 PM 10/05/2017
SR 20176489576 - File Number 5417873

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF KARMIES INC.

Karmies Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

ONE: That the original name of this corporation is Karmies Inc. and the date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was October 18, 2013.

TWO: That the date of filing of the Amended and Restated Certificate of this corporation with the Secretary of State of Delaware was November 12, 2013.

THREE: That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, and that this Second Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors and stockholders of this corporation in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

FOUR: That the Amended and Restated Certificate of Incorporation of this corporation is hereby amended and restated in its entirety to read as follows:

ARTICLE I: NAME

The name of this corporation is Karmies Inc. (the "***Corporation***").

ARTICLE II: REGISTERED AGENT

The address of the registered office of the Corporation in the State of Delaware is 1675 South State St., Suite B, in the City of Dover, County of Kent, 19901. The name of its registered agent at such address is Capitol Services, Inc.

ARTICLE III: PURPOSE

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law ("***DGCL***").

ARTICLE IV: AUTHORIZED SHARES.

A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) 25,000,000 shares of Common Stock, $0.0001 par value per share

("***Common Stock***"), and (b) 1,000,000 shares of Preferred Stock, $0.0001 par value per share ("***Preferred Stock***").

B. The number of authorized shares of Common Stock and Preferred Stock may be increased or decreased (but not below the number of Shares of Common Stock or Preferred Stock the outstanding, as applicable) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote (voting together as a single class on an as-if converted basis).

C. 19,000,000 shares of the authorized shares of Common Stock are hereby designated Class A Common Stock (the "***Class A Common Stock***"), 6,000,000 shares of the authorized Common Stock are hereby designated Class B Common Stock (the "***Class B Common Stock***");

D. 1,000,000 shares of of the authorized shares of Preferred Stock are hereby designated Series Seed Preferred Stock (the "***Seed Preferred***"). The Seed Preferred, together with any series of Preferred Stock designated hereafter, shall be referred to as the "***Series Preferred***".

E. **Common Stock.** The rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of Common Stock are as follows:

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock, and in the case of the Class B Common Stock, also to the rights, powers and privileges of the holders of the Class A Common Stock, in each case as set forth herein.

2. Voting. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. Notwithstanding anything herein to the contrary, the Class B Common Stock shall have no voting rights and no holder thereof shall be entitled to vote on any matter other than as shall be necessary only as required under Section 242(b)(2) of the DGCL or as otherwise required under applicable law.

F. Series Preferred. The rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of the Series Preferred are as follows (references to Sections and Subsections in this Article F shall refer to other Sections and Subsections in this Article F unless explicitly stated otherwise):

1. Dividends.

1.1 Participation. From and after the date of the issuance of any shares of Seed Preferred, dividends at the rate per annum of six percent (6%) of the applicable Original Issue Price (as defined below) per annum shall accrue on such shares of Seed Preferred (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Seed Preferred) (the "**Accruing Dividends**"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Subsection 1.1 or in Subsection 2.1, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Seed Preferred then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Seed Preferred in an amount at least equal to the greater of (i) the amount of the aggregate Accruing Dividends then accrued on such share of Seed Preferred and not previously paid and (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Seed Preferred as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Seed Preferred, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Seed Preferred determined by (1) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the Seed Preferred Original Issue Price (as defined below); provided that if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Seed Preferred pursuant to this Subsection 1.1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Seed Preferred dividend.

1.2 The ***"Original Issue Price"*** of the Seed Preferred shall be $1.00 (as adjusted for any stock dividends, splits, combinations, recapitalizations and the like with respect to the Seed Preferred).

1.3 Non-Cash Dividends. Whenever a dividend provided for in this Section 1 shall be payable in property other than cash, the value of such dividend shall be deemed to be the fair market value of such property as determined in good faith by the Board.

2. Liquidation, Dissolution or Winding Up; Certain Acquisitions and Asset Transfers.

2.1 Payments to Holders of Preferred Stock. Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a "***Liquidation Event***"), before any distribution or payment shall be made to the holders of any Common Stock, the holders of Series Preferred shall be entitled to be paid out of the assets of the Company legally available for distribution, or the consideration received in such transaction, an amount per share equal to the greater of (a) the Original Issue Price for such series of Preferred Stock, plus any dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock pursuant to Sections 4 and 5 immediately prior to such liquidation, dissolution, winding up or Liquidation Event. If upon any such liquidation, dissolution, winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amounts to which they are entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, winding up or Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Subsection 2.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3 Asset Transfer or Acquisition Rights. In the event that the Company is a party to an Acquisition or Asset Transfer (as hereinafter defined), then upon the closing of such Acquisition or Asset Transfer each holder of Series Preferred shall be entitled to receive for each share of Series Preferred then held, out of the proceeds of such Acquisition or Asset Transfer, the greater of (i) the amount of cash, securities or other property to which such holder would be entitled to receive in a liquidation pursuant to Subsection 2.2 hereof or (ii) the amount of cash, securities or other property to which such holder would be entitled to receive in a liquidation pursuant to Subsection 2.2 hereof if such holder had converted such shares of Series Preferred into Common Stock immediately prior to such Acquisition or Asset Transfer.

2.3.1 For the purposes of this Subsection 2.3: (i) "Acquisition" shall mean any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power is transferred, provided that an Acquisition shall not include (x) any consolidation or merger effected exclusively to change the domicile of the Company, or (y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or indebtedness of the Company is cancelled or converted or a combination thereof; and (ii) "***Asset Transfer***" shall mean a sale, lease or other disposition of all or substantially all of the assets of the Company.

2.3.2 In any Acquisition or Asset Transfer, if the consideration to be received is securities of a corporation or other property other than cash, its value will be deemed its fair market value as determined in good faith by the Board.

3. Voting.

3.1 Separate Vote of Series Preferred. For so long as at least one share of Seed Preferred (subject to adjustment for any stock split, reverse stock split or other similar event affecting the Series Preferred after the filing date hereof) remains outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least a majority of the outstanding Seed Preferred shall be necessary for effecting or validating any action (whether taken directly or indirectly, by merger, recapitalization or otherwise) that adversely alters or changes the rights, preferences or other special rights, privileges, or restrictions of the Series Preferred so as to affect them adversely.

3.2 Election of Directors.

3.2.1 Election. The holders of Class A Common Stock and Series Preferred, voting together as a single class on an as-if-converted basis, shall be entitled to elect all members of the Board of Directors at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

3.2.2 Vacancies Not Caused by Removal. Notwithstanding the provisions of Section 223(a)(1) and Section 223(a)(2) of the DGCL, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Certificate of Incorporation, and vacancies created by removal or resignation of a director, ay be filled by a majority of the directors then in office, though less than quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; *provided, however*, that where such vacancy occurs among directors elected by holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of the Company's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders in which all members of such class or series are present and voted. Any director may be removed during his or her term of office without cause, by, and only by, the affirmative voted of the holders of the shares of the class or series of stock entitled to to elect such director or directors, given either ay a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting of pursuant to written consent. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purposes of electing such director.

4. **Conversion Rights.** The holders of the Series Preferred shall have the following rights with respect to the conversion of the Series Preferred into shares of Common Stock (the "***Conversion Rights***"):

a. **Optional Conversion.** Subject to and in compliance with the provisions of this Section 4, any shares of Series Preferred may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Class A Common Stock. The number of shares of Class A Common Stock to which a holder of Series Preferred shall be entitled upon conversion shall be the product obtained by multiplying the "***Series Preferred Conversion Rate***" then in effect for such series (determined as provided in Section 4(b)) by the number of shares of Series Preferred being converted.

b. **Series Preferred Conversion Rate.** The conversion rate in effect at any time for conversion of any series of Series Preferred (the "***Series Preferred Conversion Rate***" for such series) shall be the quotient obtained by dividing the Original Issue Price of such series of Series Preferred by the applicable "***Series Preferred Conversion Price,***" calculated as provided in Section 4(c).

c. **Series Preferred Conversion Price.** The conversion price for any series of Series Preferred shall initially be the Original Issue Price of such series of Series Preferred (the "***Series Preferred Conversion Price***"). Such initial Series Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 4. All references to the Series Preferred Conversion Price herein shall mean the applicable Series Preferred Conversion Price as so adjusted.

d. **Mechanics of Conversion.** Each holder of Series Preferred who desires to convert the same into shares of Class A Common Stock pursuant to this Section 4 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Series Preferred, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series Preferred being converted. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Class A Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Class A Common Stock (at the Class A Common Stock's fair market value determined by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Series Preferred being converted and (ii) in cash (at the Class A Common Stock's fair market value determined by the Board as of the date of conversion) the value of any fractional share of Class A Common Stock otherwise issuable to any holder of Series Preferred. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series Preferred to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Class A Common Stock on such date.

e. Adjustment for Stock Splits and Combinations. If at any time or from time to time after the date that the first share of Series B Preferred is issued (the "***Original Issue Date***") the Company effects a subdivision of the outstanding Common Stock without a corresponding subdivision of any series of Series Preferred, the applicable Series Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date the Company combines the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of any series of Series Preferred, the applicable Series Preferred Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 4(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

f. Adjustment for Common Stock Dividends and Distributions. If at any time or from time to time after the Original Issue Date the Company pays a dividend or other distribution in additional shares of Common Stock, each Series Preferred Conversion Price that is then in effect shall be decreased as of the time of such issuance, as provided below:

(i) Each Series Preferred Conversion Price shall be adjusted by multiplying each Series Preferred Conversion Price then in effect by a fraction equal to:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

(ii) If the Company fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, each Series Preferred Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii) If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, each Series Preferred Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter each Series Preferred Conversion Price shall be adjusted pursuant to this Section 5(f) to reflect the actual payment of such dividend or distribution.

g. Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date, the Common Stock issuable upon the conversion of the Series Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than an Acquisition or Asset Transfer as defined in Section 3 or a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 4), in any such event each holder of Series Preferred shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Series Preferred could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

h. Reorganizations, Mergers or Consolidations. If at any time or from time to time after the Original Issue Date, there is a capital reorganization of the Common Stock or the merger or consolidation of the Company with or into another corporation or another entity or person (other than an Acquisition or Asset Transfer as defined in Section 3 or a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section 4), as a part of such capital reorganization, provision shall be made so that the holders of the Series Preferred shall thereafter be entitled to receive upon conversion of the Series Preferred the number of shares of stock or other securities or property of the Company to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of Series Preferred after the capital reorganization to the end that the provisions of this Section 4 (including adjustment of each Series Preferred Conversion Price then in effect and the number of shares issuable upon conversion of the Series Preferred) shall be applicable after that event and be as nearly equivalent as practicable.

i. Certificate of Adjustment. In each case of an adjustment or readjustment of any Series Preferred Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of any series of Series Preferred, if the such Series Preferred is then convertible pursuant to this Section 4, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of such series of Series Preferred at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the applicable Series Preferred Conversion Price at the time in effect, (iii) the number of Additional Shares of Common Stock and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of such Series Preferred.

j. Notices of Record Date. Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section 3) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any Asset Transfer (as defined in Section 3), or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Series Preferred at least ten (10) days prior to (x) the record date, if any, specified therein; or (y) if no record date is specified the date upon which such action is to take effect (or, in either case, such shorter period approved by the holders of a majority of the outstanding Series Preferred) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

k. Automatic Conversion.

(i) Upon either (A) the closing of the sale of shares of Common Stock to the public at a price per share of at least $5.00 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $20,000,000 of proceeds, net of the underwriting discount and commissions to the Corporation (a "***Qualified Public Offering***") or (B) the date and time, or the occurrence f, an event, specified by a vote or written consent of the holders of a majority of the outstanding Series Preferred, voting or consenting as a single class on an as-if converted basis (1) all outstanding shares of Series Preferred shall automatically be converted into shares of Class A Common Stock, at the then-effective Series Preferred Conversion Rate and (2) such shares may not be reissued by the Corporation. Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section 4(d).

(ii) Upon the occurrence of either of the events specified in Section 4(k)(i) above, the outstanding shares of Series Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; *provided, however*, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series Preferred are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series Preferred, the holders of Series Preferred shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Series Preferred. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series Preferred surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section 4(d).

l. Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock's fair market value (as determined by the Board on the date of conversion.

m. Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series Preferred. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Preferred, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

n. Notices. Any notice required by the provisions of this Section 4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile in compliance with the DGCL if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

o. Payment of Taxes. The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series Preferred, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series Preferred so converted were registered.

5. No Reissuance of Redeemed or Otherwise Acquired Preferred Stock. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately retired and shall not be reissued, sold or transferred.

6. Waiver. Any of the rights, powers, preferences and other terms of a series of the Preferred Stock or the Preferred Stock as a class that are set forth herein may be waived on behalf of all holders of such series of Preferred Stock or the Preferred Stock as a class by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock or such Preferred Stock as a class that are then outstanding, treating any convertible Preferred Stock as-if converted to Common Stock.

7. **Notice of Record Date.** In the event:

(a) the Corporation shall set a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or subscription right, and the amount and character of such dividend, distribution or subscription right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent (A) at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice or (B) such fewer number of days as may be approved the holders of at least a majority of the outstanding shares of Preferred Stock acting as a single class on an as-converted basis.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation for such holder, given by the holder to the Corporation for the purpose of notice or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission. If no such address appears or is given, notice shall be deemed given at the place where the principal executive office of the Corporation is located.

ARTICLE V:

A. The liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article V to authorize corporate action further eliminating or limiting the personal liability of directors, the the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

C. Any repeal or modification of this Article V shall only be prospective and shall not affect the rights under this Article V in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

ARTICLE VI

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further *provided* that:

A. The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors which shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Restated Certificate.

B. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Company. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company; provided however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the Company.

C. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

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FIVE: This Second Amended and Restated Certificate of Incorporation has been duly approved by the Board.

SIX: This Second Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the DGCL. This Second Amended and Restated Certificate of Incorporation has been duly in accordance with the provisions of Sections 242 and 245 of the DGCL by the stockholders of the Company.

(Signature on following page)

IN WITNESS WHEREOF, Karmies Inc. has caused this Second Amended and Restated Certificate of Incorporation to be signed by the undersigned, a duly authorized officer of this Corporation, on October 2 2017.

By: /s/ Megan Haines

Name: Megan Haines
Title: President and Chief Executive Officer